Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

August 29, 2024

Mr. Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 316 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 316”)

Dear Mr. Cowan:

This letter responds to comments you provided in a telephonic conversation with me on July 30, 2024, with respect to Amendment No. 316. Amendment No. 316 was filed on June 21, 2024, and included disclosure with respect to the SPDR Bloomberg Enhanced Roll Yield Commodity Strategy No K-1 ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 316.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 316. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 316.

Prospectus:

1.	Comment: Please consider revising the Fund’s investment objective to include the name of the index the Fund seeks to track.

Response: The Registrant believes the current investment objective provides an accurate description of the Index, which the Registrant believes may be more helpful to investors than including the name of the Index. As a result, the Registrant respectfully declines to revise the investment objective as suggested.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

2.

Comment: Please file on EDGAR a completed draft of the Fund’s fee table and example information and ensure the Fund’s ticker symbol and series and class IDs have been completed on EDGAR prior to effectiveness.

Response: The completed fee and example tables are included in Appendix A to this correspondence. The Registrant confirms the Fund’s ticker symbol and series and class IDs will be updated on EDGAR prior to effectiveness.

3.

Comment: The Staff notes the Fund intends to invest in a wholly owned subsidiary organized in the Cayman Islands (the “Subsidiary”). Please confirm the Subsidiary’s management fee, including any performance fee, will be included in the “Management fees” line item in the “Annual Fund Operating Expenses” table or, alternatively, if the Subsidiary’s management fee will be offset.

Response: SSGA Funds Management, Inc. (“SSGA FM”), investment adviser to the Subsidiary, will not charge a management fee to the Subsidiary.

4.	Comment: Please confirm in correspondence that the Subsidiary’s other expenses will be included in the “Other expenses” line item in the “Annual Fund Operating Expenses” table.

Response: SSGA FM will pay all fees and expenses of the Subsidiary, except for brokerage expenses, taxes, interest, fees and expenses of the Cayman Subsidiary’s board, litigation expenses and other extraordinary expenses (the “excluded expenses”). Any excluded expenses will be included in the Fund’s “Other expenses” line item in the “Annual Fund Operating Expenses” table. The excluded expenses are currently not expected to exceed one basis point of the Fund’s average net assets.

5.	Comment: Please revise the Fund’s Rule 35d-1 80% policy to identify the Index by name.

Response: The Registrant believes the Fund’s current Rule 35d-1 80% policy is appropriate. The Registrant notes the Fund will operate as an index fund, in that the Fund generally seeks to track the performance of a third-party index. However, because the Fund tracks a third-party index, the Registrant has no control over changes to the index, changes to the name of the index, or even the continued availability of the index. The Registrant does, however, have control over what instruments are included in the Fund. Consequently, the Registrant believes it is more appropriate, and consistent with the requirements of Rule 35d-1, to have a policy to invest at least 80% of its assets in the instruments comprising the index the Fund seeks to track. Despite not including the Index’s name in its Rule 35d-1 80% policy, to the extent the name of the index, or even the index itself, is changed in the future, the Registrant will endeavor to provide shareholders sufficient notice prior to such change.

6.

Comment: Please consider reorganizing “The Fund’s Principal Investment Strategy” section. For example, rather that beginning with the Fund’s 80% policy, consider noting that the Fund seeks to track the Index.

Response: The Registrant has made the requested change.

7.

Comment: The Staff notes “The Fund’s Principal Investment Strategy” includes information about when the Index rebalances and reconstitutes. Please disclose in the strategy whether the Fund will reposition its portfolio on the same schedule as the Index.

Response: The Registrant notes that “The Fund’s Principal Investment Strategy” states the Fund seeks to track the performance of the Index, which the Registrant believes sufficiently implies that the Fund generally will rebalance and reconstitute on the same schedule as the Index. However, there may be instances where the Fund may dispose of investments or instruments providing exposure to investments comprising the Index, or purchase investments or instruments providing exposure to investments that are not yet represented in the Index, in anticipation of their removal from or addition to the Index. In such instances, the Fund will not rebalance its portfolio at the exact same time as the Index rebalance. The Registrant has added the following disclosure to the “Principal Strategies” discussion in the “Additional Strategies Information” section of the Prospectus:

The Adviser seeks to track the performance of the Fund’s Index as closely as possible (i.e., obtain a high degree of correlation with the Index). A number of factors may affect the Fund’s ability to achieve a high degree of correlation with its Index, and there can be no guarantee that the Fund will achieve a high degree of correlation. For example, the Fund may not be able to achieve a high degree of correlation with its Index when there are practical difficulties or substantial costs involved in compiling a portfolio of securities and/or instruments to follow the Index, when a security and/or instrument in the Index becomes temporarily illiquid, unavailable or less liquid, or legal restrictions exist that prohibit the Fund from investing in a security and/or instrument in the Index. In addition, from time to time, investments are added to or removed from the Index. The Adviser may sell investments or instruments providing exposure to investments that are represented in the Index, or purchase investments or instruments providing exposure to investments that are not yet represented in the Index, in anticipation of their removal from or addition to the Index. Further, the Adviser may choose to overweight exposure to investments in the Index, purchase or sell investments or instruments providing exposure to investments not in the Index, or utilize various combinations of other available techniques, in seeking to track the Index.

8.	Comment: As the Fund will invest in a wholly owned subsidiary organized in the Cayman Islands, the Fund should provide the following disclosure:

a.	Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (“1940 Act”) governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

Response: The Registrant confirms that the Fund complies with such provisions on an aggregate basis with the Subsidiary.

b.

Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

Response: The Registrant confirms that the Fund complies with such provisions on an aggregate basis with the Subsidiary.

c.

Disclose that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The Registrant respectfully submits that the Subsidiary is not a registered investment company under the 1940 Act and is therefore not required to comply with the requirements of Section 15 of the 1940 Act. In addition, the Registrant does not believe that the Subsidiary’s advisory agreement is a material contract of the Fund requiring its inclusion as an exhibit to the registration statement. Notwithstanding, many of the material terms of the Subsidiary’s advisory agreement are similar to those of the advisory agreement for the Fund.

d.	Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Response: The Registrant confirms that, with respect to the Fund, the Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 and the rules thereunder. The Registrant also confirms that the Subsidiary’s custodial arrangements will comply with the requirements of Section 17(f) of the 1940 Act. The registration statement has been revised to note that State Street Bank and Trust Company, the Fund’s custodian, also serves as the custodian to the Subsidiary.

e.	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The Registrant confirms that the Subsidiary’s financial statements will be reported on a consolidated basis with those of the Fund.

f.

Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Registrant so confirms.

g.	Confirm in correspondence that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Registrant so confirms.

h.

Disclose that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.

Response: The Registrant has added the following disclosure to the “Use of a Cayman Islands Organized Subsidiary” discussion in the “Investment Policies” section of the SAI:

The Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.

9.

Comment: Please consider adding disclosure to “The Fund’s Principal Investment Strategy” section disclosing that in seeking to track the Index, the Fund’s assets will be concentrated to the same extent as the Index. In addition, please disclose in the principal investment strategy if the Index is concentrated in an industry or group of industries and include corresponding principal risk disclosure in Items 4 and 9 discussing the risks associated with concentration and the risks associated with any industry or group of industries, as applicable.

Response: The Registrant has added the following sentence to “The Fund’s Principal Investment Strategy” section.

In seeking to track the Index, the Fund’s assets may be concentrated in an industry or group of industries, but only to the extent that the Index concentrates in a particular industry or group of industries.

In addition, the Registrant has added the sentence below to “The Fund’s Principal Investment Strategy” section and a discussion of risks relating to metals commodities, agricultural commodities, and energy commodities to the “Principal Risks of Investing in the Fund” section.

As of June 30, 2024, the Index had significant exposure to metals commodities, agricultural commodities, and energy commodities.

10.

Comment: “The Fund’s Principal Investment Strategy” section states the Fund and the Subsidiary may invest in money market funds. Please add a line item for “Acquired Fund Fees and Expenses” to the “Annual Fund Operating Expenses” table to the extent such investments equal or exceed one basis point.

Response: Pursuant to the investment advisory agreement between the Adviser and the Registrant, on behalf of the Fund, the Fund’s management fee is reduced by the amount of any acquired fund fees and expenses attributable to the Fund’s investments in other investment companies (except acquired fund fees and expenses associated with holdings of acquired funds for cash management purposes). The acquired fund fees and expenses associated with holdings of acquired funds for cash management purposes are not currently expected to exceed one basis point. As a result, the Registrant does not believe a separate line item for acquired fund fees and expenses is necessary. The Registration Statement has been updated to reflect that the Fund’s management fee is reduced by the amount of any acquired fund fees and expenses attributable to the Fund’s investments in other investment companies (except acquired fund fees and expenses associated with holdings of acquired funds for cash management purposes).

11.

Comment: If the Fund will derive its returns principally from swaps, please include a footnote to the “Annual Fund Operating Expenses” table disclosing the cost of investing in swaps (e.g., the footnote should explain that the embedded cost of the swap(s) and the operating expenses of the reference assets are indirect expenses of the fund that are not included in either the Fee Table or the Expense Example.) The Fund should also provide an estimate of such costs (as a percentage of Fund assets) for the current fiscal year.

Response: The Registrant has reviewed the requirements of Form N-1A and respectfully declines to make the requested change. The Registrant notes that General Instruction C(3)(b) to Form N-1A does not permit the inclusion in Items 2 through 8 of information that is not required by those items, and that the requested footnote is not required by those items.

12.	Comment: Please confirm the inclusion of “Debt Securities Risk” in the “Principal Risks of Investing in the Fund” section.

Response: The Registrant has removed the “Debt Securities Risk” discussion from the “Principal Risks of Investing in the Fund” section. The Registrant has added the “U.S. Treasury Obligations Risk” discussion below.

U.S. Treasury Obligations Risk: U.S. Treasury obligations may differ from other fixed income securities in their interest rates, maturities, times of issuance and other characteristics. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s U.S. Treasury obligations to decline.

In addition, the Registrant has revised the last sentence of the first paragraph of “The Fund’s Principal Investment Strategy” as noted below.

The Subsidiary and the Fund may also invest in cash and cash equivalents (including U.S. treasury obligations) or money market instruments (including money market funds advised by SSGA FM), which are intended to provide liquidity, preserve capital, and serve as collateral for the Subsidiary’s or Fund’s derivative instruments.

13.

Comment: The Staff notes the inclusion of “Portfolio Turnover Risk” in the “Principal Risks of Investing in the Fund” section. To the extent the Fund will engage in frequent trading of portfolio securities, please include corresponding disclosure in the Fund’s principal investment strategy.

Response: The Registrant has removed “Portfolio Turnover Risk” from the “Principal Risks of Investing in the Fund” section. Because the Fund will typically engage in frequent transactions in swaps, the Registrant has revised the “Swaps Risk” as follows:

Swaps Risk: A swap is a two-party contract that generally obligates the parties to exchange payments based on a specified reference security, basket of securities, security index or index component and/or other instruments. A total return swap is an agreement between two parties in which one party agrees to make payments of the total return of a reference asset in return for payments equal to a rate of interest on another reference asset. Swaps generally can involve greater risks than direct investment in securities because swaps may be leveraged and are subject to counterparty risk (e.g., the risk of a counterparty’s defaulting on the obligation or bankruptcy), credit risk and pricing risk (i.e., swaps may be difficult to value). It may not be possible for the Fund to liquidate a swap position at an advantageous time or price, which may result in significant losses. Frequent transactions in swaps may result in higher Fund expenses and may result in increased taxable distributions to investors, including potentially increased distributions that are taxable to individuals as ordinary income.

14.

Comment: Please add disclosure to the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussing the risk of widening bid-ask spreads. Please add similar disclosure with regards to the “Liquidity Risk” and “Valuation Risk” discussions.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk”, “Liquidity Risk” and “Valuation Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

15.	Comment: Please identify supplementally the broad-based securities market index the Fund intends to use in the average annual total returns table.

Response: The Fund currently intends to use the MSCI ACWI IMI Index as its broad-based securities market index.

16.	Comment: Please state that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The Registrant believes the current disclosure is appropriate and consistent with Item 5 of Form N-1A, which states: “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio” (emphasis added).

17.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the “Fund Summary” for a more complete discussion. Item 9 disclosure should not cross reference to information included in the “Fund Summary” and instead should follow the layered approach contemplated by Form N-1A. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9. See IM Guidance Update 2014-08.

Response: The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategy and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

18.

Comment: With respect to the following disclosure in the “Lending of Securities” discussion in the “Non-Principal Strategies” section, investments of cash collateral should be limited to short-term, highly liquid investments. As a result, please remove references to asset-backed securities, mortgage-related securities and repurchase agreements.

To the extent the Fund receives cash collateral, as of the date of this Prospectus, the Adviser expects to invest such cash collateral in a fund managed by the Adviser that invests in: a broad range of money market instruments; certificates of deposit and time deposits of U.S. and foreign banks; commercial paper and other high quality obligations of U.S. or foreign companies; asset-backed securities; mortgage-related securities; repurchase agreements; and shares of money market funds.

Response: The Registrant believes the Fund’s investment of cash collateral as described in the sentence above is appropriate and, therefore, respectfully declines to remove the references to asset-backed securities, mortgage-related securities and repurchase agreements. As noted in the sentence above, the Fund will invest cash collateral received from securities lending activities in shares of a fund managed by the Adviser (the “underlying fund”). Shares of the underlying fund are primarily offered to, and held by, clients that participate in the State Street Bank and Trust Company securities lending program, and the underlying fund is used exclusively for the investment of cash received as collateral for securities loans. The underlying fund currently invests only in U.S. dollar-denominated, short-term, high quality debt obligations, including asset-backed securities, mortgage-related securities and repurchase agreements. The Registrant expects the shares of the underlying fund to be highly liquid.

19.	Comment: The Staff notes the inclusion of certain principal risks in Item 9 but not in Item 4. Please confirm the risks included in Item 4 are reconciled with principal risks included in Item 9.

Response: The Registrant believes the current disclosure is appropriate. The Registrant notes that certain risks included in Item 9 but not in Item 4 are intended to supplement and enhance Item 4 risk disclosure. For example, the “Leveraging Risk” discussion included in Item 9 is intended to supplement and enhance the “Derivatives Risk”, “Swaps Risk” and “Futures Contracts Risk” discussions in Item 4.

20.

Comment: Please revise the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion to address the risk of widening bid-ask spreads. Please add similar disclosure with regards to the “Liquidity Risk” discussion.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” and “Liquidity Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

SAI:

21.

Comment: Currently, there is conflicting disclosure included in the SAI. For example, the “Use of a Cayman Islands Organized Subsidiary” discussion states the Subsidiary pays SSGA FM for the investment management services it receives. However, the below disclosure is included in “The Investment Adviser” discussion.

[The amount that the Fund pays to SSGA FM for investment management services will be reduced by the amount of any management fee that SSGA FM receives from the Subsidiary./No fee will be paid to the Adviser for the advisory services that it provides to the Subsidiary.]

Response: The registration statement has been revised to note that SSGA FM will not charge a management fee to the Subsidiary.

22.	Comment: Please consider removing the “LIBOR Risk” discussion from the “Investment Policies” section.

Response: The Registrant has removed the “LIBOR Risk” discussion.

23.	Comment: Please revise the Fund’s Rule 35d-1 80% policy in the “Investment Restrictions” section to identify the Index by name.

Response: The Registrant respectfully declines to revise the disclosure as requested and directs the Staff’s attention to its response to Comment 5 above.

Part C:

24.	Comment: Please file the index license agreement as an exhibit.

Response: The Registrant does not believe the index license agreement is required to be filed because the Registrant and Fund are not parties to the license agreement and, therefore, has not filed the license agreement as an exhibit to the registration statement.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.
W. John McGuire, Esq.
Philip K.W. Smith, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.28%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.28%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$ 29	$90